-----------------------                                  ---------------------
  CUSIP NO.                         13G                    PAGE 1 OF 5 PAGES
-----------------------                                  ---------------------



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                                (Rule 13d-102)

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                               (Amendment No.  )*



                      ------------------------------------
                                (Name of Issuer)


                      ------------------------------------
                         (Title of Class of Securities)


                                  -----------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO.                         13G                    PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Thomas R. Sharbaugh
      Name [S.S. or I.R.S. number is optional.]
      [Reporting person assumed to be individual in this example]
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,500,000(a)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,500,000(a)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,500,000(a)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      11%(a)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(a) Represents shares which Mr. Sharbaugh has the right to acquire pursuant to the exercise of vested stock options and includes options for 180,000 shares held in trust for Mr. Sharbaugh's children, as to which Mr. Sharbaugh serves as trustee and has sole voting and dispositive power.

-----------------------                                  ---------------------
  CUSIP NO.                         13G                    PAGE 3 OF 5 PAGES
-----------------------                                  ---------------------
                                SCHEDULE 13G
                                ------------

Item 1(a)      Name of Issuer:

               The Leap Group, Inc.

     1(b)      Address of Issuer's Principal Executive Offices:

               22 West Hubbard
               Chicago, Illinois 60610

Item 2(a)      Name of Person Filing:

               Thomas R. Sharbaugh

     2(b)      Address of Principal Business Office or, if none, Residence:

               22 West Hubbard
               Chicago, Illinois 60610

     2(c)      Citizenship:

               USA

     2(d)      Title of Class of Securities:

               Common Stock, par value $.01 per share

     2(e)      CUSIP Number:

               521862102

Item 3 If this statement if filed pursuant to Rules 13d-1(b), or 13d-2(b):

               Not applicable.

Item 4         Ownership.

     4(a)      Amount beneficially owned:

               1,500,000(1)

     4(b)      Percent of Class:

               11%(1)

-----------------------                                  ---------------------
  CUSIP NO.                         13G                    PAGE 4 OF 5 PAGES
-----------------------                                  ---------------------

    4(c)    Number of shares as to which each person has:

            (i)   sole power to vote or to direct the vote:

                  1,500,000(1)

            (ii)  shared power to vote or to direct the vote:


            (iii) sole power to dispose or to direct the disposition of:

                  1,500,000(1)

            (iv)  shared power to dispose or to direct the disposition of:

(1) Represents shares which Mr. Sharbaugh has the right to acquire pursuant to the exercise of vested stock options and includes options for 180,000 shares held in trust for Mr. Sharbaugh's children, as to which Mr. Sharbaugh serves as trustee and has sole voting and dispositive power.

Item 5      Ownership of Five Percent or Less of a Class:

            Not Applicable.

Item 6      Ownership of More than Five Percent on Behalf of Another Person:

            Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

            Not Applicable.

Item 8      Identification and Classification of Members of the Group:

            Not Applicable.

Item 9      Notice of Dissolution of Group:

            Not Applicable.

Item 10     Certification:

            Not Applicable.

-----------------------                                  ---------------------
  CUSIP NO.                         13G                    PAGE 5 OF 5 PAGES
-----------------------                                  ---------------------

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




                         Date: February 12, 1998



                         /S/ Thomas R. Sharbaugh
                            --------------------